SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

EMC Corporation

(Name of Subject Company (Issuer/Offeror))

EMC Corporation

(Issuer/Offeror)

VMware, Inc.

(Offeror)

(Name of Filing Persons)

Options to Purchase Common Stock, Par Value $0.01 Per Share and

Restricted Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

268648102

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Paul T. Dacier, Esq. EMC Corporation 176 South Street Hopkinton, Massachusetts 01748 (508) 435-1000	Rashmi Garde, Esq. VMware, Inc. 3401 Hillview Avenue Palo Alto, CA 94304 (650) 427-5000

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications on Behalf of Filing Person)

Copy to:

Margaret A. Brown, Esq. Skadden, Arps, Slate, Meagher & Flom LLP One Beacon Street Boston, MA 02108 (617) 573-4800

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
$325,800,000	$10,002.06

*	Calculated solely for purposes of determining the filing fee. This number assumes: 1) all eligible options and shares of restricted stock are properly tendered and not withdrawn in the offer; 2) an initial public offering price of VMware Class A common stock equal to $24.00, the midpoint of the estimated initial public offering price of VMware Class A common stock reflected in the IPO Registration Statement and 3) a volume-weighted average price per share of EMC common stock on the New York Stock Exchange over the final two full trading days prior to the expiration date of the exchange offer during the period beginning at 6:30 a.m., Pacific Time (or such other time as is the official open of trading on the New York Stock Exchange), and ending at 1:00 p.m., Pacific Time (or such other time as is the official close of trading on the New York Stock Exchange), as reported by Bloomberg Financial LP, equal to $18.00 (which is representative of recent trading prices of EMC stock). The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $30.70 for each $1,000,000 of the aggregate value of this transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$10,002.06	Filing Party: VMware, Inc.
Form or Registration No.:	Form S-4,	Date Filed: July 9, 2007
	Registration No.333-144424

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by EMC Corporation (“EMC”), a Massachusetts corporation, and VMware, Inc. (“VMware”), a wholly owned subsidiary of EMC. This Schedule TO relates to the offer by EMC and VMware to eligible employees of VMware and its subsidiaries in the United States of a one-time opportunity to exchange all of such employees’ outstanding stock options (“EMC Options”) to purchase shares of EMC’s common stock, par value $0.01 per share (the “EMC Stock”), for options (“VMware Options”) to purchase VMware Class A common stock, par value $0.01 per share (the “VMware Stock”), as determined on an award-by-award basis, and to exchange all of such employees’ restricted EMC Stock (“EMC Restricted Stock”) for restricted VMware Stock (“VMware Restricted Stock”), as determined on an award-by-award basis, upon the terms and subject to the conditions set forth in the Prospectus – Offer to Exchange, dated July 9, 2007 (the “Prospectus – Offer to Exchange”) and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B) (which together, as they may be amended or supplemented from time to time, constitute the “Offer”). In connection with the Offer, VMware has filed under the Securities Act of 1933, as amended, a registration statement on Form S-4 (Registration No. 333-144424) to register the VMware Options and VMware Restricted Stock. The information set forth in the Prospectus – Offer to Exchange and the Letter of Transmittal is incorporated herein by reference in response to all the items of this Schedule TO. The Offer is intended to expire substantially concurrently with the initial public offering of VMware Stock (the “IPO”). In connection with the IPO, VMware has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-1 (the “IPO Registration Statement”) and in connection with this Offer, VMware has filed a Registration Statement on Form S-4 which includes the Prospectus – Offer to Exchange.

Item 1.	Summary Term Sheet.

Reference is made to the information set forth in the Prospectus – Offer to Exchange under the heading “Summary Term Sheet – Questions and Answers,” which is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Reference is made to the information set forth in the Prospectus – Offer to Exchange under the heading “Summary of this Prospectus – Offer to Exchange – The Companies,” which is incorporated herein by reference.

(b) Reference is made to the information set forth in the Prospectus – Offer to Exchange under the heading “The Exchange Offer – Terms of the Exchange Offer – Eligible Options and Restricted Stock,” which is incorporated herein by reference. As of June 15, 2007, there were 2,089,747,775 outstanding shares of EMC Stock.

(c) Reference is made to the information set forth in the Prospectus – Offer to Exchange under the heading “Market Prices and Dividend Information – Shares of EMC’s Common Stock and Dividends,” which is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) EMC is a filing person and is the subject company. Reference is made to the information set forth in the Prospectus – Offer to Exchange under the headings “Summary of this Prospectus – Offer to Exchange – The Companies” and “Security Ownership of Management of EMC,” which is incorporated herein by reference.

VMware is also a filing person and is a wholly owned subsidiary of EMC. Reference is made to the information set forth in the Prospectus – Offer to Exchange under the headings “Summary of this Prospectus – Offer to Exchange – The Companies” and “Management of VMware – Stock Ownership of Directors and Executive Officers,” which is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) Reference is made to the information set forth in the Prospectus – Offer to Exchange under the headings “The Transaction – Accounting Treatment,” “The Exchange Offer,” “U.S. Federal Income Tax Consequences” and “Comparison of Rights of Holders of EMC Stock and Holders of VMware Stock,” which is incorporated herein by reference.

(b) Not Applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) Reference is made to the information set forth in EMC’s Definitive Proxy Statement on Schedule 14A filed by EMC on March 27, 2007 with the SEC under the headings “Director Compensation,” “Compensation Discussion and Analysis,” “Compensation of Executive Officers” and “Certain Transactions” and the information set forth in the Prospectus – Offer to Exchange under the headings “VMware’s Compensation Discussion and Analysis,” “Compensation of VMware Executive Officers,” “VMware’s Certain Relationships and Related Person Transactions,” “Management of VMware – Stock Ownership of Directors and Executive Officers” and “Security Ownership of Management of EMC,” which is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Reference is made to the information set forth in the Prospectus – Offer to Exchange under the heading “The Transaction – Reasons for the Offer,” which is incorporated herein by reference.

(b) Reference is made to the information set forth in the Prospectus – Offer to Exchange under the heading “The Exchange Offer – Delivery of VMware Restricted Shares, Options to Purchase VMware Common Stock,” which is incorporated herein by reference.

(c) Except as otherwise disclosed in the Prospectus – Offer to Exchange, neither EMC nor VMware presently have any plans or proposals that relate to or would result in:

1.	any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving either one of them;

2.	any purchase, sale or transfer of a material amount of either of their assets;

3.	any material change in either of their present dividend policies, or indebtedness or capitalization;

4.	any change in either of their present boards of directors or senior management, including a change in the number or term of directors to fill any existing vacancies on the board of directors, or any change in an executive officer’s material terms of employment;

5.	any other material change in either of their corporate structures or business;

6.	EMC Stock not being authorized (or VMware Stock after it has been so authorized) for quotation in an automated quotation system operated by a national securities association;

7.	EMC Stock or VMware Stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 as amended (the “Exchange Act”);

8.	the suspension of EMC’s obligation (or VMware’s obligation once it is so obliged) to file reports pursuant to Section 15(d) of the Exchange Act;

9.	the acquisition by any person of any material amount of EMC’s or VMware’s securities or the disposition of any material amount of EMC’s or VMware’s securities; or

10.	any change in EMC’s or VMware’s Certificate of Incorporation or By-laws, or any actions which may impede the acquisition or control of us by any person.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Reference is made to the information set forth in the Prospectus – Offer to Exchange under the heading “The Exchange Offer – Terms of the Exchange Offer – Number of VMware Options and Restricted Stock to be Issued in Exchange,” which is incorporated herein by reference.

(b) Not applicable.

(d) Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) Reference is made to the information set forth in the Prospectus – Offer to Exchange under the headings “The Exchange Offer – Terms of the Exchange Offer – Eligible Options and Restricted Stock,” “Management of VMware – Stock Ownership of Directors & Executive Officers” and “Security Ownership of Management of EMC – Security Ownership of EMC Management,” which is incorporated herein by reference.

(b) Reference is made to the information set forth in the Prospectus – Offer to Exchange under the headings “Management of VMware – Recent Transactions in EMC Common Stock” and “Security Ownership of Management of EMC – Recent Transactions in EMC Common Stock,” which is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Reference is made to the information set forth in the Prospectus – Offer to Exchange under the heading “The Exchange Offer – Fees and Expenses,” which is incorporated herein by reference.

Item 10.	Financial Statements.

(a) Reference is made to the information set forth in the Prospectus – Offer to Exchange under the heading “Summary of this Prospectus – Offer to Exchange – Comparative Per Share Data,” which is incorporated herein by reference. The information set forth under “Item 8. Financial Statements and Supplementary Data” in EMC’s Annual Report on Form Form 10-K, as filed with the SEC on February 27, 2007, is incorporated herein by reference. The information set forth under “Item 1. Financial Statements” in EMC’s Quarterly Report on Form 10-Q, as filed with the SEC on May 4, 2007, is incorporated herein by reference.

EMC files annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy this information at the SEC’s Public Reference Room, located at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also obtain copies of this information by mail from the SEC at the above address, at prescribed rates. The SEC also maintains a website that contains reports, proxy statements and other information that EMC files electronically with the SEC. The address of that website is http://www.sec.gov.

(b) Not applicable.

Item 11.	Additional Information.

(a) Reference is made to the information set forth in EMC’s Definitive Proxy Statement on Schedule 14A filed by EMC on March 27, 2007 with the “SEC under the heading “Certain Transactions” and the information set forth in the Prospectus – Offer to Exchange under the heading “VMware’s Certain Relationships and Related Person Transactions,” which is incorporated herein by reference.

To EMC’s and VMware’s knowledge, there are currently no material pending legal proceedings relating to this Offer. EMC and VMware are not aware of any license or regulatory permit that appears to be material to EMC’s or VMware’s businesses that might be adversely affected by the exchange as contemplated by the Offer, or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of VMware Options and VMware Restricted Stock as contemplated herein. Should any such approval or other action be required, EMC and VMware presently contemplate that they will seek such approval or take such other action. EMC and VMware are unable to predict whether they may determine that they are required to delay the acceptance of EMC Options or EMC Restricted Stock for exchange pending the outcome of any such matter. EMC and VMware cannot assure you that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to EMC’s or VMware’s businesses.

(b) Not applicable.

Item 12.	Exhibits.

(a)(1)(A)	Prospectus – Offer to Exchange dated July 9, 2007

(a)(1)(B)	Letter of Transmittal

(a)(1)(C)	Notice of Withdrawal

(a)(4)	Prospectus – Offer to Exchange dated July 9, 2007

(a)(5)(A)	Amended and Restated Certificate of Incorporation(3)

(a)(5)(B)	Amended and Restated Bylaws(3)

(a)(5)(C)	Form of specimen common stock certificate*

(a)(5)(D)	Form of Master Transaction Agreement between VMware and EMC(3)

(a)(5)(E)	Form of Administrative Services Agreement between VMware and EMC(3)

(a)(5)(F)	Form of Tax Sharing Agreement between VMware and EMC(3)

(a)(5)(G)	Form of Intellectual Property Agreement between VMware and EMC(2)

(a)(5)(H)	Form of Employee Benefits Agreement between VMware and EMC(3)

(a)(5)(I)	Form of Real Estate License Agreement between VMware and EMC(3)

(a)(5)(J)	Letter Agreement between VMware and Mark Peek+(2)

(a)(5)(K)	Form of Indemnification Agreement for directors and executive officers+(2)

(a)(5)(L)	2007 Equity and Incentive Plan+(2)

(a)(5)(M)	Promissory Note between VMware and EMC Corporation(1)

(a)(5)(N)	Form of Insurance Matters Agreement between VMware and EMC(3)

(a)(5)(O)	Form of Option Agreement+(2)

(a)(5)(P)	Form of Restricted Stock Unit Agreement+(2)

(a)(5)(Q)	2007 Employee Stock Purchase Plan+(2)

(a)(5)(R)	Letter Agreement between VMware and Thomas J. Jurewicz+(2)

(a)(5)(S)	Distribution Agreement between VMware and Ingram Micro**(3)

(a)(5)(T)	Form of Real Estate Purchase and Sale Agreement between VMware and EMC(3)

(a)(5)(U)	Class A Common Stock Purchase Agreement between VMware and Intel Capital(3)

(a)(5)(V)	Investor Rights Agreement between VMware and Intel Capital(3)

(a)(5)(W)	Form of Early Exercise Option Agreement+(3)

(a)(5)(X)	List of subsidiaries(1)

(a)(5)(Y)	Form of Letter of Transmittal(4)

(a)(5)(Z)	Form of Notice of Withdrawal(4)

(b)	None

(d)	See exhibits (a)(5)(A) through (a)(5)(W)

(g)	None

(h)	None

+ Management contract or compensatory plan or arrangement.

* To be filed by amendment.

** Confidential treatment requested for certain portions of this Exhibit pursuant to Rule 406 promulgated under the Securities Act, which portions are omitted and filed separately with the Securities and Exchange Commission.

(1) Incorporated by reference to the Registration Statement on Form S-1 of VMware, Inc. (Registration Statement No. 333-142368) filed with the Commission on April 26, 2007.

(2) Incorporated by reference to the Registration Statement on Form S-1 of VMware, Inc. (Registration Statement No. 333-142368) filed with the Commission on June 11, 2007.

(3) Incorporated by reference to Amendment No. 2 to the Registration Statement on Form S-1 of VMware, Inc. (Registration Statement No. 333-142368) filed with the Commission on July 9, 2007.

(4) Incorporated by reference to the Prospectus – Offer to Exchange (Registration Statement No. 333-144424) filed with the Commission on July 9, 2007.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

EMC CORPORATION

By: /s/ Paul T. Dacier
Name:	Paul T. Dacier
Title:	Executive Vice President and General Counsel

VMWARE, INC.

By: /s/ Rashmi Garde
Name:	Rashmi Garde
Title:	Vice President and General Counsel

Date: July 9, 2007

INDEX TO EXHIBITS

EXHIBIT NUMBER	DESCRIPTION OF EXHIBIT

(a)(1)(A)	Prospectus – Offer to Exchange dated July 9, 2007

(a)(1)(B)	Letter of Transmittal

(a)(1)(C)	Notice of Withdrawal

(a)(4)	Prospectus – Offer to Exchange dated July 9, 2007

(a)(5)(A)	Amended and Restated Certificate of Incorporation(3)

(a)(5)(B)	Amended and Restated Bylaws(3)

(a)(5)(C)	Form of specimen common stock certificate*

(a)(5)(D)	Form of Master Transaction Agreement between VMware and EMC(3)

(a)(5)(E)	Form of Administrative Services Agreement between VMware and EMC(3)

(a)(5)(F)	Form of Tax Sharing Agreement between VMware and EMC(3)

(a)(5)(G)	Form of Intellectual Property Agreement between VMware and EMC(2)

(a)(5)(H)	Form of Employee Benefits Agreement between VMware and EMC(3)

(a)(5)(I)	Form of Real Estate License Agreement between VMware and EMC(3)

(a)(5)(J)	Letter Agreement between VMware and Mark Peek+(2)

(a)(5)(K)	Form of Indemnification Agreement for directors and executive officers+(2)

(a)(5)(L)	2007 Equity and Incentive Plan+(2)

(a)(5)(M)	Promissory Note between VMware and EMC Corporation(1)

(a)(5)(N)	Form of Insurance Matters Agreement between VMware and EMC(3)

(a)(5)(O)	Form of Option Agreement+(2)

(a)(5)(P)	Form of Restricted Stock Unit Agreement+(2)

(a)(5)(Q)	2007 Employee Stock Purchase Plan+(2)

(a)(5)(R)	Letter Agreement between VMware and Thomas J. Jurewicz+(2)

(a)(5)(S)	Distribution Agreement between VMware and Ingram Micro**(3)

(a)(5)(T)	Form of Real Estate Purchase and Sale Agreement between VMware and EMC(3)

(a)(5)(U)	Class A Common Stock Purchase Agreement between VMware and Intel Capital(3)

(a)(5)(V)	Investor Rights Agreement between VMware and Intel Capital(3)

(a)(5)(W)	Form of Early Exercise Option Agreement+(3)

(a)(5)(X)	List of subsidiaries(1)

(a)(5)(Y)	Form of Letter of Transmittal(4)

(a)(5)(Z)	Form of Notice of Withdrawal(4)

(b)	None

(d)	See exhibits (a)(5)(A) through (a)(5)(W)

(g)	None

(h)	None

+ Management contract or compensatory plan or arrangement.

* To be filed by amendment.

** Confidential treatment requested for certain portions of this Exhibit pursuant to Rule 406 promulgated under the Securities Act, which portions are omitted and filed separately with the Securities and Exchange Commission.

(1) Incorporated by reference to the Registration Statement on Form S-1 of VMware, Inc. (Registration Statement No. 333-142368) filed with the Commission on April 26, 2007.

(2) Incorporated by reference to the Registration Statement on Form S-1 of VMware, Inc. (Registration Statement No. 333-142368) filed with the Commission on June 11, 2007.

(3) Incorporated by reference to Amendment No. 2 to the Registration Statement on Form S-1 of VMware, Inc. (Registration

Statement No. 333-142368) filed with the Commission on July 9, 2007.

(4) Incorporated by reference to the Prospectus – Offer to Exchange (Registration Statement No. 333-144424) filed with the Commission on July 9, 2007.